EXHIBIT 99.1

News Release dated July 22, 2020, Suncor Energy reports second quarter 2020 results

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2020 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which are presented on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating (loss) earnings and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interests in Fort Hills and Syncrude.

Calgary, Alberta (July 22, 2020) - “We experienced unprecedented volatility this quarter in all facets of our business as the COVID-19 pandemic and OPEC+ supply issues continued to impact the industry,” said Mark Little, president and chief executive officer. “The company took decisive action to respond to both these issues, enabling us to manage through this period of volatility and maintain financial resilience for the future. As we move forward, we will remain agile in the execution of our strategy as we continue to focus on the long-term financial health of the company and our plans to generate increasing shareholder returns.”

•	The company’s results in the second quarter of 2020 were significantly impacted by the COVID-19 pandemic, which has lowered demand for both crude oil and refined products and, combined with the OPEC+ increase in supply, resulted in a significant decline in commodity prices, compared to the prior year quarter. Funds from operations were $488 million ($0.32 per common share) in the second quarter of 2020, compared to $3.005 billion ($1.92 per common share) in the prior year quarter. The second quarter of 2020 was impacted by the realization of $397 million in after-tax hydrocarbon inventory losses, that were recognized in net earnings in the first quarter of 2020, and included a first-in, first out (FIFO) inventory valuation loss of $146 million after-tax on the decline in value of refinery feedstock. Cash flow used in operating activities, which includes changes in non-cash working capital, was $768 million ($0.50 per common share) in the second quarter of 2020, reflecting a decrease in accounts payable balances associated with lower operating costs and an increase in income taxes receivable balances due to tax losses incurred. Cash flow provided by operating activities in the second quarter of 2019 was $3.433 billion ($2.19 per common share).

•	The company had an operating loss of $1.489 billion ($0.98 per common share) in the second quarter of 2020, compared to operating earnings of $1.253 billion ($0.80 per common share) in the prior year quarter, with the second quarter of 2020 impacted by the realization of $397 million in after-tax hydrocarbon inventory losses, recognized in net earnings in the first quarter of 2020, and included a FIFO inventory valuation loss of $146 million after-tax on the decline in value of refinery feedstock. The company had a net loss of $614 million ($0.40 per common share) in the second quarter of 2020, compared to net earnings of $2.729 billion ($1.74 per common share) in the prior year quarter. The net loss for the second quarter of 2020 included a $478 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt but excluded the $397 million after-tax hydrocarbon inventory loss that was recognized in net earnings in the first quarter of 2020.

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•	The company made significant progress in reducing operating and capital costs in the second quarter of 2020 and remains on track to achieve its $1 billion operating cost reduction target and $1.9 billion capital cost reduction target by the end of 2020.

•	Refining and Marketing recorded $475 million in funds from operations in the second quarter of 2020, which included the impacts of the realization of $220 million in after-tax hydrocarbon inventory losses and a FIFO inventory valuation loss of $146 million after-tax on the decline in value of refinery feedstock. Refinery utilization averaged 76% in the second quarter of 2020, which was achieved during a period of significant volatility and rapidly shifting demand. The company’s midstream storage capacity, asset reliability and diversified sales channels, combined with product mix flexibility, allowed us to ramp up and pace our operations with demand and achieve refinery utilization rates of greater than 85% exiting the quarter.

•	Total upstream production decreased to 655,500 barrels of oil equivalent per day (boe/d) during the second quarter of 2020, from 803,900 boe/d in the prior year quarter as the company managed production to keep pace with reduced downstream demand, including temporarily transitioning to a one-train operation at Fort Hills, and as the company optimized Oil Sands maintenance activities in response to a weaker business environment.

•	The company continues to progress on Suncor 4.0 through investments to improve the productivity, reliability, safety and environmental performance of our operations and contribute to the company’s structural $2 billion free funds flow target. Suncor has accelerated the deployment of digital tools throughout the organization which has enabled the successful transition to a remote working environment. In the second quarter of 2020, the company continued to accelerate the transition to its Autonomous Haulage System (AHS) at Fort Hills, anticipating the fleet to be operating fully autonomously in the fourth quarter of 2020.

Financial Results

Operating (Loss) Earnings

Suncor’s second quarter 2020 operating loss was $1.489 billion ($0.98 per common share), compared to operating earnings of $1.253 billion ($0.80 per common share) in the prior year quarter. In the second quarter of 2020, crude oil and refined product realizations decreased significantly, with crude oil and crack spread benchmarks declining by more than 50% compared to the prior year quarter due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. The decline in consumer demand for refined products resulted in lower crude oil demand and lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. Operating losses were minimized by the decrease in costs associated with lower production as well as cost reduction initiatives executed in the second quarter of 2020. The second quarter of 2020 was also impacted by the realization of $397 million in after-tax hydrocarbon inventory losses, recognized in net earnings in the first quarter of 2020, and a FIFO inventory valuation loss of $146 million after-tax on the decline in value of refinery feedstock.

Net (Loss) Earnings

Suncor’s net loss was $614 million ($0.40 per common share) in the second quarter of 2020, compared to net earnings of $2.729 billion ($1.74 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the second quarter of 2020 included a $478 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt but excluded the $397 million after-tax hydrocarbon inventory loss that was recognized in net earnings in the first quarter of 2020.

Net earnings in the prior year quarter included a one-time deferred income tax recovery of $1.116 billion associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022, an after-tax gain of $139 million on the sale of the company’s interest in Canbriam Energy Inc. (Canbriam) and a $221 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt.

Funds from Operations and Cash Flow (Used In) Provided By Operating Activities

Funds from operations were $488 million ($0.32 per common share) in the second quarter of 2020, compared to $3.005 billion ($1.92 per common share) in the second quarter of 2019, and were influenced by the same factors impacting operating (loss) earnings noted above.

Cash flow used in operating activities, which includes changes in non-cash working capital, was $768 million ($0.50 per common share) for the second quarter of 2020, compared to cash flow provided by operating activities of $3.433 billion ($2.19 per common share) for the second quarter of 2019. In addition to the items impacting operating (loss) earnings noted above, cash flow used in operating activities was further impacted by a use of cash from working capital in the current quarter as compared to a source of cash in the prior year quarter. The use of cash was primarily due to a decrease in accounts payable balances associated with lower operating costs and an increase in income taxes receivable balances due to tax losses incurred.

Operating Results

The collapse of the OPEC+ supply agreement and the impacts of the COVID-19 pandemic continued to present challenges to our operations and business environment in the second quarter of 2020. The continued volatility in the business environment highlights the importance of the company’s integrated operations and value over volume approach across the company’s assets. This approach leverages the flexibility of the company’s integrated assets to respond to the changing market conditions and needs of our customers in order to maximize the value of Suncor’s production.

“We continue to focus on maximizing the value from our assets, leveraging our midstream expertise and logistics network and flexing our upstream and downstream assets to manage our operations and optimize our product mix in response to shifting demand,” said Little. “We are on track to achieve our previously announced cost reduction targets that yielded significantly lower capital and operating costs in the second quarter.”

In the upstream, Suncor maximized price realizations with approximately 80% of production weighted to light oil in the second quarter of 2020, although it varied through the quarter as the business environment evolved. In the downstream, approximately 45% of the refinery feedstock was physically integrated with our upstream production as we continued to take advantage of the operational flexibility at our refineries as demand shifted throughout the quarter.

Suncor’s total upstream production was 655,500 boe/d during the second quarter of 2020, compared to 803,900 boe/d in the prior year quarter, due to the significant decline in crude oil demand. With lower demand, the company continued to maximize upgrading to produce higher value synthetic crude oil (SCO) barrels, which maximized the company’s per barrel margin and cash flow, despite leading to lower overall production and higher unit costs. In the second quarter of 2020, the company achieved total SCO production of 436,600 barrels per day (bbls/d) compared to 484,200 bbls/d in the second quarter of 2019, on combined upgrader utilization rates of 81% and 88%, respectively, reflecting lower volumes at Syncrude as planned maintenance activities were optimized resulting in reduced production in response to a weaker business environment, partially offset by improved upgrader reliability at Oil Sands operations.

Non-upgraded bitumen production decreased to 117,100 bbls/d in the second quarter of 2020 from 208,000 bbls/d in the second quarter of 2019, as the company reduced production in response to a weaker business environment, including temporarily transitioning to a one-train operation at Fort Hills, Firebag bitumen being diverted to the upgrader to maximize value over volume and the ramp up at MacKay River, which returned to operations late in the second quarter of 2020.

Exploration and Production (E&P) production during the second quarter of 2020 decreased to 101,800 boe/d from 111,700 boe/d in the prior year quarter, primarily due to lower volumes at Terra Nova, reflecting the regulatory order to shut in production in the fourth quarter of 2019, and unplanned maintenance and natural declines in the United Kingdom. This decrease was partially offset by higher production at Hebron, as seven new production wells have come online since the second quarter of 2019, and at Oda, which ramped up production after achieving first oil in the first quarter of 2019.

Refinery crude throughput was 350,400 bbls/d and refinery utilization was 76% in the second quarter of 2020, despite the impacts of the COVID-19 pandemic, compared to crude throughput of 399,100 bbls/d and refinery utilization of 86% in the prior year quarter. Refined product sales were strong relative to the significant decline in industry demand at 438,800 bbls/d, compared to 508,100 bbls/d in the prior year quarter, primarily due to the company’s secure sales channels. During the second quarter of 2020, the company responded to shifting demand with agility by leveraging its midstream logistics and storage capacity and diversified sales channels, exiting the quarter with a refinery utilization rate of greater than 85%.

The company’s total operating, selling and general expenses decreased to $2.156 billion in the second quarter of 2020 from $2.799 billion in the prior year quarter, primarily due to lower overall upstream and downstream sales volumes, cost reduction initiatives executed in the second quarter of 2020, reduced maintenance activities and the benefit of the Government of Canada’s Emergency Wage Subsidy. Both periods also reflected the impact of optimizing the product mix to higher value but higher cost SCO barrels, relative to lower cost, but lower value, bitumen production. At Fort Hills, we have temporarily transitioned to a one-train operation as a result of the decline in the business environment. This move increased free funds flow during the quarter, compared to running at full rates, as we were able to significantly reduce costs.

Due to potential health and safety concerns as a result of COVID-19, Suncor’s planned maintenance schedules continue to be optimized. During the second quarter of 2020, planned maintenance activities at Syncrude were revised to focus on strategic maintenance, changing the scope of the work to reduce costs and comply with COVID-19 safety measures, and, at Oil Sands Base, certain maintenance activities were extended due to COVID-19 safety protocols. In the second quarter of 2020, the decision was made to disconnect the Terra Nova floating, production, storage and offloading (FPSO) vessel and dock shoreside in Newfoundland. Suncor is currently evaluating alternate options for a return to operations and the Terra Nova Asset Life Extension project.

Strategy Update

At the onset of the COVID-19 pandemic in the first quarter of 2020 and with the collapse of the OPEC+ supply agreement, the company took decisive action in response to the changing business environment. We are focused on maximizing our upstream production integration with our upgraders and refineries, shifting our refined product mix to meet demand, and leveraging our midstream trading and marketing expertise and logistics. As a result, the company is positioned to respond quickly to changing market conditions, including keeping its refinery assets ready and available and ensuring a secure outlet for its product.

Looking ahead, the company will continue to take a proactive approach and be agile with our response through this period of continued volatility. As economies begin to reopen and shelter-in-place orders are lifted across most jurisdictions, the company will continue to take measured steps to respond to the COVID-19 pandemic and remains committed to the health and safety of all personnel and customers, and to the safety and continuation of our operations.

“Suncor’s business model is built on capturing the full value of our produced barrels through our physical integration. This model, paired with disciplined adherence to financial management and capital allocation, has consistently delivered value to shareholders,” said Little. “As we move forward, we will continue to execute on our operating and capital cost reduction targets and take the measured actions required to ensure the long-term financial health of our business.”

Our team has made significant progress in reducing capital and operating costs across the company, moving expeditiously to execute the business decisions we announced in the first quarter of 2020 and remain on track to achieve our $1 billion operating cost reduction target by the end of 2020 through base business reductions and reductions in variable costs tied to the Fort Hills operations.

The company continued to exercise financial discipline, reducing capital expenditures significantly in the second quarter of 2020 and remains on track to achieve our targeted $1.9 billion reduction by shifting the focus to sustaining projects designed to maintain safe and reliable operations. The company also continued to advance select projects and investments intended to incrementally and sustainably grow annual free funds flow. This includes strategically investing in projects that are expected to provide immediate returns and result in structural changes to operating costs, while moving the company forward in the areas of safety, reliability and sustainability.

The company continued to accelerate the transition to its AHS at Fort Hills in the second quarter of 2020, which is expected to result in enhanced safety, environmental and operating performance and lower operating costs. By the fourth quarter of 2020, the company anticipates that the AHS truck fleet at Fort Hills will be fully operational, which is expected to also drive further cost reductions. Construction on the interconnecting pipelines between Suncor’s Oil Sands Base and Syncrude continued in anticipation of an in-service date in the fourth quarter of 2020. The bi-directional pipelines are expected to enhance integration between these assets and increase reliability and utilization rates, as well as product flexibility. In addition, the company has accelerated its tailings technology deployment timeline, which is expected to result in operating cost reductions and reclamation savings.

Despite these volatile market conditions, the company remains committed to creating long-term value for our shareholders, which includes leveraging and generating returns from existing assets and accelerating our digital transformation. Half of our $2 billion free funds flow target remains on track for delivery by 2023 through the deployment of AHS trucks at Fort Hills, the Syncrude interconnecting pipelines, tailings technology advancements and investments in technology for our marketing and trading business and core business systems. Full achievement of the $2 billion free funds flow target is anticipated to be realized in 2025.

During the second quarter of 2020, Suncor made an equity investment in LanzaJet Inc., a company that is working to bring sustainable aviation fuel and renewable diesel to the commercial market. This strategic investment, together with the equity investment in Enerkem Inc., a waste-to-biofuels and chemicals producer, in 2019, complement Suncor’s existing product mix, supports our greenhouse gas emissions intensity reduction efforts and demonstrates Suncor’s active involvement in the evolving energy transition. We plan to continue to reduce emissions intensity through projects such as the Forty Mile Wind Power Project and our decision to replace the coke-fired boilers at Oil Sands Base with cogeneration units to provide the steam we need for our operations and lower carbon power supply to the Alberta grid, replacing coal-fired power. Through continued innovation, sustainable investments and collaborative solutions, we are committed to reducing our environmental footprint.

In the second quarter of 2020, the company took significant steps to bolster its liquidity by issuing $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes. The company also secured an additional $300 million of credit facilities and, as at June 30, 2020, had $8.65 billion of liquidity. We expect that this increased financial flexibility will help ensure the company has access to adequate financial resources should it be required. As commodity prices improve, the company plans to reduce debt in conjunction with a measured pace of increasing shareholder returns and economic investments. During the second quarter of 2020, the company distributed $320 million in dividends.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019
Net (loss) earnings	(614)	2 729	(4 139)	4 199
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(478)	(221)	543	(482)
Asset impairment(2)	-	-	1 798	-
Impact of inventory write-down to net realizable value recorded in the first quarter(3)	(397)	-	-	-
Impact of income tax rate adjustment on deferred taxes(4)	-	(1 116)	-	(1 116)
Gain on significant disposal(5)	-	(139)	-	(139)
Operating (loss) earnings(1)	(1 489)	1 253	(1 798)	2 462

(1)	Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this news release.

(2)	During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of the MD&A for further details on this item.

(3)	During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down amount of $397 million after-tax was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

(4)	In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(5)	In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows.

Corporate Guidance

The COVID-19 pandemic is an evolving situation which continues to have widespread implications for our business environment, operations and financial condition. The pace of an economic recovery is challenging to determine with the overall outlook for crude oil demand dependent on how successful nations are at combating the pandemic and changes to current social restrictions. We have maintained our previous guidance assumptions for sales volumes, production volumes and operating costs which reflect the strengthening of consumer demand, managed upstream production and our target to reduce capital and operating costs by $1.9 billion and $1.0 billion, respectively.

Suncor has updated its Corporate Guidance for the full year business environment outlook assumptions previously updated May 5, 2020 for Brent Sullom Voe from US$34.00/bbl to US$42.00 /bbl, WTI at Cushing from US$30.00/bbl to US$39.00/bbl, WCS at Hardisty from US$16.00/bbl to US$25.00/bbl, AECO – C Spot from $2.25/GJ to $2.00/GJ and the Cdn$/US$ exchange rate from 0.72 to 0.74, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full year current income tax recovery assumptions have decreased from $900 million – $1.2 billion to $500 million – $800 million.

The company’s guidance is reliant on our current outlook for the demand for our products; however, there are a number of external factors beyond our control that could significantly influence this outlook, including the status of the COVID-19 pandemic and potential future waves, and any associated policies around current business restrictions, shelter-in-place orders, or gatherings of individuals. As a result of the volatile business environment and the uncertain pace of an economic recovery it is challenging to determine the overall outlook for crude oil and refined product demand, which remains dependent on the status of the COVID-19 pandemic. For further details and advisories regarding Suncor’s 2020 annual guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating (loss) earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s management’s discussion and analysis dated July 22, 2020 (the MD&A) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the MD&A. Funds from operations and free funds flow is defined and reconciled, as applicable, to the GAAP measure in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s belief that the decisive action it took to respond to both the COVID-19 pandemic and OPEC+ supply issues has enabled it to manage through this period of volatility and maintain financial resilience for the future and that Suncor will remain agile in the execution of its strategy as it continues to focus on the long-term financial health of the company and its plans to generate increasing shareholder returns; that the company remains on track to achieve its $1 billion operating cost reduction target and its $1.9 billion capital cost reduction target by the end of 2020; statements about Suncor’s AHS program, including the expectation that the AHS fleet will be operating fully autonomously in the fourth quarter resulting in enhanced safety, environmental and operating performance and lower operating costs; Suncor’s plan to continue to take a proactive approach and be agile with its response through this period of continued volatility and that it will continue to take measured steps to respond to the COVID-19 pandemic and the expected outcomes of such steps; Suncor’s expectation that it will continue to execute on its operating and capital costs reduction targets and take the measured actions required to ensure that long-term financial health of its business; the expectation that the company will concentrate on projects that are intended to incrementally and sustainably grow annual free funds flow by investing in projects that will provide immediate returns and result in structural changes to operating costs, while moving the company forward in the areas of safety, reliability and sustainability; the expectation that the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base will be completed in the fourth quarter of 2020 and that the company will continue its tailings technology advancements the expected benefits from these projects; Suncor’s free funds flow target, the expected timing thereof and the expected impact on the targets by the deployment of AHS trucks at Fort Hills, the Syncrude interconnecting pipelines, tailings technology advancements and investments in technology for Suncor’s marketing and trading business and core business streams; Suncor’s plan to continue to reduce emissions intensity, the projects which are expected to help achieve this and that Suncor will remain committed to reducing its environmental footprint; and Suncor’s belief that the increased financial flexibility obtained in the second quarter will help ensure that company has access to adequate financial resources should it be required and the company’s plans to reduce debt in conjunction with a measured pace of increasing shareholder returns and economic investments. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, the MD&A, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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A full copy of Suncor's second quarter 2020 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor's second quarter results, visit suncor.com/webcasts.

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